[EMBRAER LOGO]

                      EMBRAER ANNOUNCES THIRD QUARTER 2004
                               RESULTS IN US GAAP

  The Company's operating and financial information is presented, except where otherwise indicated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended September 30, 2004, June 30, 2004 and September30, 2003 are derived from our unaudited financial statements. As additional information regarding the Company's operating performance, we are also presenting in this release a summary of certain information presented in accordance with the
                   Brazilian Corporate Law (Brazilian GAAP).


Sao Jose dos Campos, November 15, 2004 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE:
ERJ), one of the leading commercial aircraft manufacturers in the world, registered in 3Q04 net sales of US$936.5 million and net income of US$113.7 million, equivalent to diluted earnings per ADS of US$0.65. The order backlog as of September 30, 2004 totaled US$29.5 billion, including US$11.0 billion in firm orders and US$8.5 billion in options.

 3rd Quarter 2004 Highlights

o For the second consecutive quarter, Embraer's net sales reached a historical high. Net sales for 3Q04 totaled US$936.5 million, a 113.5% increase compared to the same period last year.

o    Net income reached US$113.7 million for 3Q04, 487.6% higher than 3Q03.

o A total of 40 jet aircraft were delivered in 3Q04: 38 to the commercial airline market, including 13 EMBRAER 170 jets, and two deliveries to the corporate market.

o Embraer revised its total deliveries forecast for the years 2004 and 2005, from 160 and 170, respectively, to 145 aircraft for each year.

o 54 new commercial aircraft orders were added to Embraer's backlog from customers Air Canada, Republic Airways Holdings and Luxair. Total new orders added to the Company's backlog during the first nine months of the year reached 111 aircraft.

o The Embraer ERJ 145 platform was selected as part of the winning bid for the U.S. Army Aerial Common Sensor (ACS) program.

o Embraer announced the beginning of the final flight-test phase of the certification process that will raise the service ceiling of the Legacy business jet to 41,000 feet (12,500 meters).

Income Statement Highlights

A comparative table of the main items of Embraer's consolidated income statement is presented below for the three months ended September 30, 2003 and 2004 (3Q03 and 3Q04) and for the three months ended June 30, 2004 (2Q04).


         Income Statement Unaudited                  2004            3Q03            3Q04
                 In US$ millions, except % and earnings per ADS

Net Sales                                           924.3            438.6         936.5
Gross Profit                                        301.4            166.9         311.3
Gross Margin                                        32.6%            38.1%         33.2%
Selling, general administrative and other expenses (132.8)           (78.9)       (133.1)
Research and development                            (30.4)           (38.9)        (34.5)
Employee profit sharing                             (15.7)             0.3         (16.8)
Income from operations                              122.5             49.4         126.9
Operating margin                                    13.3%            11.3%         13.6%
Interest income, net                                  4.3             (3.3)          7.9
Foreign exchange gain (loss) net                    (16.7)            (4.3)         14.0
Other non-operating income (expense) net                -             (9.8)            -
Income before income taxes                          110.1             32.0         148.8
Income tax expense                                  (29.2)           (13.1)        (34.8)
Minority interest                                    (0.7)             0.4          (0.3)
Net income                                           80.2             19.3         113.7
Net margin                                           8.7%             4.4%         12.1%
Earnings per ADS - basic                           0.4620           0.1119        0.6539
Earnings per ADS - diluted                         0.4589           0.1113        0.6498

Deliveries, Net Sales and Cost of Sales & Services

A total of 40 jet aircraft were delivered during 3Q04, of which 25 were ERJ 145 jets and 13 were EMBRAER 170 jets delivered to the commercial airline market and two were Legacys delivered to the corporate market. This figure also includes one ERJ 145 aircraft delivered by Harbin Embraer Aircraft Industry Company Limited (HEAI) in China.

During the first nine months of 2004, Embraer delivered a total of 106 aircraft. On October 20, the Company revised its total deliveries forecast for the years 2004 and 2005 from 160 and 170, respectively, to 145 deliveries for each year, which is further explained in the Commercial, Corporate and Defense Markets section of this release.

  Aircraft delivered
     by Segment             2Q04                 3Q03                   3Q04
Commercial
--------------------------------------------------------------------------------
ERJ 135                        -                    4                      -
ERJ 145                    25(*)                    7                     25
ERJ 140                        -                    6                      -
EMBRAER 170                   15                    -                     13
--------------------------------------------------------------------------------
Corporate
--------------------------------------------------------------------------------
Legacy/Shuttle                 3                    3                      2
--------------------------------------------------------------------------------
Total                         43                   20                     40
--------------------------------------------------------------------------------
(*) Three ERJ 145 deliveries were accounted as operating lease.

For the second consecutive quarter, Embraer's net sales reached a historical high. Net sales for 3Q04 totaled US$936.5 million. Net sales increased 113.5% compared to 3Q03. This increase is mainly due to higher number of aircraft delivered, as well as to the higher average sales price due to the new product mix arising from deliveries of the new EMBRAER 170 jet aircraft.

Net sales for the Commercial airline market totaled US$760.4 million, an increase of 165.0% compared to US$286.9 million in 3Q03.

Defense segment net sales increased 42.1%, from US$56.7 million in 3Q03 to US$80.6 million in this quarter, due to the recognition of revenues related to F5 program and the ALX program, now in the initial serial manufacturing stage with its first deliveries in August. This increase was partially offset by the decline in revenues from intelligence programs (AEW&C), now reaching their maturity stage.

Embraer's net sales also include revenues from Customer Services & Other Related Businesses, which increased 33.9% from US$42.2 million in 3Q03 to US$56.5 million in 3Q04. This increase was partially offset by a 26.1% decrease in corporate market net sales, as there were three Legacy deliveries in 3Q03 compared to only two this quarter.

       Net sales
       by segment               2Q04              3Q03               3Q04
-------------------------------------------------------------------------------
                                 US$       %       US$      %     US$        %
Commercial Airline              748.6    81.0    286.9    65.4   760.4     81.2
Defense                          65.8     7.1     56.7    12.9    80.6      8.6
Corporate                        55.5     6.0     52.8    12.0    39.0      4.2
Customer services and others     54.4     5.9     42.2     9.7    56.5      6.0
-------------------------------------------------------------------------------
Total                           924.3   100.0    438.6   100.0   936.5    100.0
-------------------------------------------------------------------------------

Gross margins decreased from 38.1% in 3Q03 to 33.2% in 3Q04. When compared to 2Q04, gross margin increased slightly due to initial improvements on the EMBRAER 170 production "learning curve".

Operating Expenses & Income from Operations

During 3Q04, operating expenses totaled US$184.4 million, 57.1% higher than 3Q03, compared to a 113.5% sales increase. In 2Q04, operating expenses totaled US$178.9 million.

The increase in operating expenses during the quarter was mainly due to higher selling expenses.

Selling expenses for the quarter totaled US$104.1 million, as compared to US$49.0 million in 3Q03. The increase in selling expenses is a consequence of higher aircraft deliveries, and includes product warranty and sales related expenses, as well as other expenses and provisions related to pre-sales and after-sales support for the Company's products.

As a percentage of net sales, selling expenses were 11.1% and were relatively stable when compared to the same period last year.

This quarter, Embraer invested US$42.2 million in research and development, primarily related to the development of the EMBRAER 170/190 jet family. This amount was partially offset by the recognition of US$7.7 million in payments received from the Company's risk sharing partners related to fulfillment of certain EMBRAER 170/190 jet family development contractual milestones. As a result, during 3Q04, research and development expenses totaled US$34.5 million net. Total cash contribution received from the risk sharing partners totaled US$245.6 million, of which US$118.1 million has already been recognized as income, including US$103.8 million in the first nine months of this year.

General and administrative expenses as a percentage of net sales decreased from 6.5% in 3Q03 to 3.7% this quarter mainly due to higher sales revenue. In 3Q04, these expenses totaled US$34.2 million compared to US$28.6 million in 3Q03. The increase in administrative expenses in 3Q04 was mainly due to US$2.0 million spent on the implementation of the SAP 4.7 Aerospace & Defense version. This project should allow the Company to improve its process and business management capabilities, as well as assist the Company with compliance with the requirements of the U.S. Sarbanes-Oxley Act of 2002.

Employee profit sharing is tied to the Company's action plan and to dividend payments to Embraer's shareholders. During the quarter, US$16.8 million was accrued based on the payment of interest on shareholders' equity declared during the period.

In addition, in 3Q04, other operating expense, net represented an income of US$5.2 million, of which US$1.9 million relates to the reversion of a provision made in 2Q04 and the additional US$3.3 million is related to fines and penalties owed by customers.

Embraer's income from operations in 3Q04 totaled US$126.9 million, 156.4% higher than the US$49.4 million recorded in 3Q03. Operating margin also increased from 11.3% in 3Q03 to 13.5% in 3Q04.

Interest Income (expense)



                   US$ millions                    2Q04      3Q03          3Q04
-------------------------------------------------------------------------------
Interest Expense                                 (42.1)     (40.2)       (25.1)
Interest Income                                    28.8       35.9         40.0
Monetary & Exchange Variations                      7.6      (0.2)          6.6
Derivative Financial Instruments Gain (loss)       10.0        1.2       (13.6)

Total Interest Income (expense), net                4.3      (3.3)          7.9

Average R$/US$ exchange rate                     3.0474     2.9332       2.9783
Final period R$/US$ exchange rate                3.1075     2.9234       2.8586

During this quarter, Embraer earned US$7.9 million in net financial income, as compared with expenses of US$3.3 million for the same period last year and an income of US$4.3 million in 2Q04. This increase is mainly due to higher interest income related to higher average cash available during the course of the quarter when compared to the same period last year. Interest expense totaled US$25.1 million in 3Q04 compared to US$40.2 million in 3Q03. This decrease is This decrease is mainly due to a reassessment of the PIS/COFINS provision related to the impact of exchange rate variations on its assets and on financial income, which resulted in a reversion of US$15.5million.

The interest income, net was partially offset by US$13.6 million of losses on derivative instruments in 3Q04 compared to a US$1.2 million gain in the same period last year.

Foreign Exchange Gain (loss)

Variations in this item refer mainly to the remeasurement of monetary assets and liabilities denominated in other currencies and that are converted to the U.S. dollar at the end of each period. In 3Q04, US$14.0 million was recognized as a foreign exchange gain, compared to losses of US$4.4 and US$16.7 million in 3Q03 and 2Q04, respectively.

In 3Q04, foreign exchange gain resulted mainly from the effect of the 8.0% appreciation of the real on the Company's US$209 million net Reais-denominated assets at the end of the quarter.

Income Taxes

This quarter's income taxes totaled US$34.8 million and represented an effective rate in US GAAP of 23.4%. Embraer's statutory tax rate is 34%. The difference between the statutory and effective US GAAP tax rate is mainly a result of recognition of interest on shareholders' equity, which is deductible for tax purposes.

Net Income

As a result, Embraer's net income in 3Q04 of US$113.7 million (equivalent to US$0.65 per diluted ADS) was almost five times higher than the net income of US$19.3 million in 3Q03. Net income as a percentage of net sales recorded in 3Q04 was 12.1%, compared with 4.4% in 3Q03.

Balance Sheet Highlights

As of September 30,2004, Embraer's cash and cash equivalents were US$1,389.4 million. On the same date, short and long term loans totaled US$1,169.2 million. Therefore, the Company had a net cash position (cash and cash equivalents minus total loans) of US$220.2 million in 3Q04, compared to US$303.9 million in 2Q04.

The reduction in the net cash position is principally a result of the increase in inventories from US$1,247.3 million as of June 30, 2004 to US$1,390.1 million at the end of the quarter, and also an increase in accounts receivable from US$471.6 million at the end of 2Q04 to US$577.6 million this quarter.

    Balance Sheet Data
     (In US$ millions)              2Q04                3Q03              3Q04
-------------------------------------------------------------------------------
Cash and cash equivalents          1,333.8                881.3         1,389.4
Trade accounts receivable            471.6                980.9           703.4
Inventories                        1,247.3              1,126.6         1,390.1
Total assets                       6,445.0              5,432.9         6,491.3
Loans                              1,029.9              1,059.7         1,169.2
Net cash (debt)                      303.9               (178.4)          220.2
Shareholders' equity               1,266.7              1,137.1         1,327.4

Cash and Cash Equivalents

Of the total US$1,389.4 million balance in cash and cash equivalents, 63.0% is denominated mainly in US dollars and the remaining 37.0% is denominated in reais. Embraer's investment strategy is to maintain cash and cash equivalents sufficient to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, which are substantially denominated in reais.

Trade Accounts Receivable

During the quarter, accounts receivable increased by US$231.8 million, reaching US$703.4 million as of September 30, 2004. Of this total amount, approximately 72% is related to aircraft delivered for which sales financing arrangements are under a structuring process.

Because US Airways voluntary filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on September 12, 2004, deliveries to the airline have been suspended since that time. As of today, Embraer had delivered 22 EMBRAER 170 aircraft to US Airways, 15 of which had been financed by GECAS. Sales financing for the remaining seven has been temporarily financed by Embraer, and US Airways has already paid 15% of the value of these aircraft in cash. Due to the Chapter 11 filing, 90% of the temporary financing has been accounted for as long term accounts receivable and the remaining 10% as short term accounts receivables.

Inventories

Due to the rescheduling of aircraft deliveries for the remainder of 2004, inventories increased by US$142.8 million this quarter, including four aircraft painted in the colors of US Airways. However, considering the flexibility of the existing contracts negotiated with suppliers, the Company expects that the excess of raw-material, work in progress and finished aircraft will be consumed within the coming months.

Short and Long-Term Loans

Short- and long-term debt totaled US$1,169.2 million in 3Q04 compared to US$1,029.9 million in 2Q04, of which 63.4% and 66.5% were related to long-term financing at the end of 3Q04 and 2Q04, respectively. This short-term debt increase reflects the need for temporary funding to support the higher inventories and trade accounts receivables. The long-term credit lines are due to mature between 2005 and 2011, with an average life of almost three years.

Taking into account the existing swaps, 93.0% of the total loans are denominated in U.S. dollars, with a weighted average interest rate of 3.9% per annum. The remaining 7.0% are effectively denominated in reais and indexed to the CDI, at a weighted average interest rate of 12.4% per annum.

Capital Expenditures

Improvements and Modernization - additions to PP&E

During the first nine months of 2004, the Company invested US$34.1 million in the improvement and modernization of its industrial and engineering processes. During the quarter, these investments amounted US$12.8 million.

Supplementary Information according to Brazilian Corporate Law (BR GAAP)

Today Embraer also reported its 3Q04 earnings in accordance with BR GAAP, which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Below is presented selected consolidated income data in accordance with Brazilian GAAP and in reais (R$).

Net sales in 3Q04 totaled R$2,734.2 million and gross profit was R$881.2 million, with a gross margin of 32.2%. Income from operations for the period (including employee profit sharing) totaled R$462.2 million, with an operating margin of 16.9%. Income before taxes was R$551.1 million (20.2% of net sales). Income tax and social contribution totaled R$150.7 million, representing an effective tax rate of 27.3%. Net income for the period totaled R$396.9 million (14.5% of net sales).


Commercial Airline, Defense and Corporate Markets

Commercial Airline Market

On September 12, 2004, North American airline US Airways filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. US Airways signed a contract in May 2003 for the purchase of 85 EMBRAER 170 aircraft. Embraer had delivered 22 EMBRAER 170 aircraft to US Airways as of September 12, 2004. The remaining deliveries have been temporarily suspended until the airline's situation becomes more clear.

After the end of the quarter, American Eagle reached a preliminary agreement with Embraer to cancel its last 18 ERJ 145 regional jet aircraft deliveries, which were planned to be delivered between July 2005 and February 2006.

In light of these events, Embraer reduced its total deliveries forecast for the years 2004 and 2005 to 145 aircraft for each year.

On the other hand, the third quarter of 2004 was marked by the execution by Air Canada of a purchase agreement containing 45 firm orders and 45 options for the EMBRAER 190 aircraft. This announcement confirmed the commercial proposal signed by Air Canada in December 2003 and allowed Embraer to add 45 new firm orders and 45 options to its order book. Deliveries of the aircraft, configured for dual class seating, are scheduled to begin in November 2005. The firm order is valued at US$ 1.35 billion, at list price, with a potential value of more than US$ 2.7 billion if all options are exercised.

The introduction of new generation airliner to Air Canada fleet is a key component of its restructuring business plan to implement high frequency, low-cost services on new and existing routes in Canada and the United States. Consistent with this strategy, the EMBRAER 190 will be deployed by Air Canada to pursue strategic market opportunities in North America while offering customers a premium travel experience with enhanced space, comfort and convenience.

During the quarter, Republic Airways Holdings converted seven EMBRAER 170 options into firm orders, the announcement of which brings to 23 the total number of EMBRAER 170s on order with Republic Airways Holdings. The parent company of Chautauqua Airlines and Republic Airlines, this customer holds an additional 28 options for the EMBRAER 170. It is expected that all seven aircraft ordered by Republic Airways Holdings will be placed into service with United Airlines as part of their United Express program.

On September 22, in a ceremony in Sao Jose dos Campos, Embraer delivered the first EMBRAER 170 to Republic Airways Holdings. The EMBRAER 170 is configured with 70 seats, including six first class, 16 economy plus and 48 economy seats. This will be the first EMBRAER 170 in service with a two-class cabin arrangement.

During the quarter, Embraer and Luxair signed a purchased agreement for two ERJ 135s, our 37-seat aircraft, and one additional option for the same model. The signing of the agreement, for which the commercial proposal was announced in July 2004, allows Embraer to include this order on its backlog. Luxair is currently operating a fleet of eight ERJ 145s, nicknamed "Eurojet," and now intends to use these two additional ERJ 135s in its network for longer routes and to serve London City airport (LCY) from Luxemburg. The ERJ 135 received its LCY certification in October 2003 and is today one of only a few jets allowed to operate there.

Therefore, during the first nine months of the year, a total of 111 commercial aircraft were added into Embraer's order book. The Company received 31 new orders for the ERJ 145 family and additional 80 orders for the EMBRAER 170/190 family.

Defense Market

In the defense segment, on August 2, the ERJ 145 platform was selected as part of the winning bid for the U.S. Army Aerial Common Sensor (ACS) program. Embraer, as part of the Lockheed Martin team, will provide its ERJ 145 platform for the U.S. Army's next-generation battlefield surveillance system called Aerial Common Sensor (ACS), under a Systems Development and Demonstration (SDD) contract. Under the US$879 million SDD contract, the team will deliver five certified, mission-ready airborne ISR systems, with initial testing planned for 2006. The balance of the effort would be performed under a follow-on, low-rate initial production contract anticipated in 2007, followed by a full rate production contract in 2009. The ACS will replace current ISR aircraft, including the Army's Guardrail Common Sensor, the Airborne Reconnaissance Low aircraft and the Navy's fleet of EP-3 aircraft. Under the SDD contract, the Lockheed Martin team will combine and enhance the capabilities of the current systems on these platforms into a single ISR mission package on a standard airborne platform. With follow-on production contracts, it is expected that the program should reach 38 aircraft for the Army and be worth more than $7 billion to the team. The U.S. Navy has also indicated its commitment to the ACS system as an EP-3 replacement, which would add 19 aircraft to the program.

After the ACS announcement, Embraer, on August 23, broke ground on a new aircraft assembly facility at Cecil Commerce Center, with Florida Gov. Jeb Bush, and Jacksonville Mayor John Peyton, among other distinguished guests, manning ceremonial shovels with Embraer President and CEO Mauricio Botelho. The facility, scheduled for completion in 2005, will be dedicated to supporting U.S. defense and homeland security programs.

Corporate Market

In the Corporate Market, Embraer announced the beginning of the final flight-test phase of the certification process that will raise the service ceiling of the Legacy business jet to 41,000 feet (12,500 meters). Certification for the new flight level is expected in the first quarter 2005 and deliveries are expected to begin soon there after. A service bulletin will be made available upon request to current Legacy owners to upgrade their aircraft for the same capability.

Finally, during the quarter, Legend Development Co. Ltd. became the first company in Asia to take delivery of a Legacy Executive aircraft. Legend is owned by Macao-based entrepreneur Mr. Chow Kam Fai David. The delivery ceremony took place at Embraer headquarters on September 28, 2004.

Order Book and Backlog

Embraer's Commercial Airline Market order book by product at September 30, 2004, was as follows:


           Commercial Airline Market             Firm Orders      Options     Deliveries      Firm Backlog
                  Order Book
ERJ 145 Family
    ERJ 135                                          124              3          105               19
    ERJ 140                                           94             20           74               20
    ERJ 145                                          704            408          595              109
Total ERJ 145 Family                                 922            431          774              148

EMBRAER 170/190 Family
    EMBRAER 170                                      155            148           36              119
    EMBRAER 190                                      155            215            -              155
    EMBRAER 195                                       15             20            -               15
 Total EMBRAER 170/190 Family                        325            383           36              289

                   Total                           1,247            814          810              437

As of September 30, 2004, Embraer's total firm order backlog, including the Commercial Airline, Corporate and Defense markets, totaled US$ 11.0 billion. Total backlog, including options, reached US$ 29.5 billion. As the

American Eagle agreement has not been finalized, that order is not reflected in Embraer's third-quarter order book.



Set forth below is the total backlog at the close of each quarter for the last five quarters:

                                   Backlog
                                (US$ billion)

                        3Q03       4Q03       1Q04       2Q04       3Q04
---------------------------------------------------------------------------
Firm Orders             10.4        10.6      10.9       10.5        11.0
Options                 17.3        17.5      17.7       17.8        18.5


Capital Markets & Shareholder Distributions

Embraer's common and preferred shares traded in the domestic market, on Bolsa de Valores de Sao Paulo (BOVESPA), decreased in value by 17.1% and 14.5%, respectively, during 3Q04, closing at R$13.83 and R$18.80, respectively, on September 30, 2004. In comparison, the Bovespa index in turn appreciated by 9.9% during the same period.

The Company's ADSs (American Depositary Shares) traded on the New York Stock Exchange (NYSE), and reached a closing sale price of US$26.40 at the end of September 2004, representing a 7.6% decrease in value during the period.

The average daily common share volume for the quarter was R$3.4 million and the average daily preferred share volume totaled R$10.2 million. Average daily ADS trading volume for the same period was US$13.5 million.

During 3Q04, Embraer's Board of Directors approved a payment of Interest on Shareholders' Equity in the amount of R$160.1 million (equivalent to US$56.0 million), representing R$0.20913 per common share and R$0.23005 per preferred share and equivalent to US$ 0.32188 per ADS. The total interest on shareholders' equity distributed this quarter represents 49.3% of net income recorded in 3Q04.

During the first nine months of the year, Embraer distributed to its shareholders R$ 421.1 million (equivalent to US$ 142.2 million) which represented 47.8% off its net income during the same period.

Benefit/Base Period    Date of     Date of     Approved Value   Value per Share
                      Approval     Payment     Thousand US$     Voting Preferred
--------------------------------------------------------------------------------
1Q04 Interest         12/3/2004    8/4/2004          34,723    0.04546   0.05001

2Q04 Interest         6/25/2004   7/15/2004          51,489    0.06733   0.07406

3Q04 Interest         9/20/2004  10/15/2004          55,992    0.07315   0.08047

TOTAL                                               142,204    0.18594   0.20454
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 Recent Developments
--------------------------------------------------------------------------------

Copa Airlines

Copa Airlines of Panama announced on October 19, its acquisition of ten EMBRAER 190 commercial jets with an option for twenty additional aircraft. The airline's first delivery is planned for November 2005. Copa was the undisclosed customer from Embraer's order book and therefore, the current order backlog was not affected by this announcement.


Air Canada

On 12 November 12, Embraer announced an order from Air Canada for 15 EMBRAER 175 airliners, plus options for an additional 15 aircraft, adding to its order placed earlier this year for 45 firm and 45 option EMBRAER 190 aircraft. Deliveries of the EMBRAER 175s are set to begin in July 2005.

At list price, the order for the 15 EMBRAER 175s is valued at US$ 420 million (CAD$ 507.86 million), with a potential value of US$ 840 million (CAD$ 1.016 billion) if all options are converted. With this formal purchase agreement, Air Canada becomes the first customer for the EMBRAER 175.




Conference Call Information
Date: Tuesday, November 16, 2004


English (US GAAP)                                      Portuguese (BR GAAP)
11h00 A.M. (SP time)                                   9h00 A.M. (SP time)
8h00 A.M. (NY time)                                    6h00 A.M. (NY time)

Dial in numbers:                                       Dial in numbers:
(1-800) 860-2442 - Participants from the U.S.          (11) 4613-0501    - Participants from Brazil
(11) 4613-0502   - Participants from Brazil            (55 11) 4613-4525 - Participants from other countries
(1-412) 858-4600 - Participants from other countries   Access Code: Embraer
Access Code: Embraer

Replay: (55 11) 4613-4532                              Replay: (11) 4613-4532
 Access code: 169                                      Access Code: 142
The presentations will also be broadcast live over the internet at Embraer's web page (www.embraer.com / www.embraer.com.br).

For additional information please contact:
Embraer - Empresa Brasileira de Aeronautica S/A

For additional information please contact:
Embraer - Empresa Brasileira de Aeronautica S/A

Anna Cecilia Bettencourt                          Daniel Bicudo
(55 12) 3927 1216                                 (55 12) 3927 1106
acecilia@embraer.com.br                           dbicudo@embraer.com.br

Milene Petrelluzzi                                Paulo Ferreira
(55 12) 3927 3054                                 (55 12) 3927 3953
milene.petrelluzzi@embraer.com.br                 ferreira.paulo@embraer.com.br

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This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements.
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                                                                   Page 10 of 14

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollars)

                                     ASSETS

                                                                  As of June 30,        As of September 30,
                                                                       2004                     2004
CURRENT ASSETS
-----------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                           1,333,787                1,389,425
   Trade accounts receivable,net                                         471,596                  590,370
   Collateralized accounts receivable                                    178,572                  145,987
   Inventories                                                         1,230,772                1,372,745
   Deferred income taxes                                                 115,798                  133,302
   Other                                                                 389,041                  364,817
-----------------------------------------------------------------------------------------------------------
Total current assets                                                   3,719,566                3,996,646
-----------------------------------------------------------------------------------------------------------
NONCURRENT ASSETS:
-----------------------------------------------------------------------------------------------------------
   Trade accounts receivable,net                                               -                  113,061
   Collateralized accounts receivable                                  1,690,592                1,297,497
   Customer and commercial financing                                     219,904                  213,912
   Inventories                                                            16,575                   17,361
   Property, plant and equipment, net                                    380,770                  375,137
   Investments                                                            75,202                   82,744
   Deferred income taxes                                                  71,818                  111,900
   Other                                                                 270,579                  283,080
-----------------------------------------------------------------------------------------------------------
Total noncurrent assets                                                2,725,440                2,494,692
-----------------------------------------------------------------------------------------------------------
             TOTAL ASSETS                                              6,445,006                6,491,338
-----------------------------------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                         (in thousands of U.S. dollarsl

                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                As of June 30,        As of September 30,
                                                                     2004                    2004
  CURRENT LIABILITIES
---------------------------------------------------------------------------------------------------------
   Loans                                                               345,215                  427,507
   Accounts payable to suppliers                                       661,459                  802,073
   Customer advances                                                   435,756                  395,038
   Non recourse and recourse debt                                      479,325                  375,360
   Other accounts payable and accrued liabilities                      465,699                  525,908
   Deferred income taxes                                                     -                    4,123
   Contingencies                                                       327,960                  375,535
---------------------------------------------------------------------------------------------------------
       Total current liabilities                                     2,715,414                2,905,544
---------------------------------------------------------------------------------------------------------

  LONG-TERM LIABILITIES
---------------------------------------------------------------------------------------------------------
   Loans                                                               684,687                  741,656
   Customer advances                                                   100,781                  112,812
   Contribution from suppliers                                         152,601                  145,752
   Non recourse debt                                                 1,389,838                1,068,125
   Other accounts payable and accrued liabilities                       93,675                   97,747
   Deferred income taxes                                                     -                   49,009
   Contingencies                                                        20,050                   22,076
---------------------------------------------------------------------------------------------------------
       Total long-term liabilities                                   2,441,632                2,237,177
---------------------------------------------------------------------------------------------------------
  MINORITY INTEREST                                                     21,227                   21,185
---------------------------------------------------------------------------------------------------------
  SHAREHOLDERS' EQUITY:                                              1,266,733                1,327,432
---------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        6,445,006                6,491,338
---------------------------------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
              (in thousands of U.S. dollars, except per share data)


                                             Three Months Ended on     Nine Months Ended on
                                                 September 30,             September 30,
                                               2003         2004          2003        2004
-----------------------------------------------------------------------------------------------
Net sales                                     438,536      936,477     1,494,376    2,486,999
-----------------------------------------------------------------------------------------------
Cost of sales and services                   (271,636)    (625,205)     (924,698)  (1,672,283)
-----------------------------------------------------------------------------------------------
Gross profit                                  166,900      311,272       569,678      814,716
-----------------------------------------------------------------------------------------------
Operating expenses
-----------------------------------------------------------------------------------------------
 Selling expenses                             (49,000)    (104,073)     (148,364)    (266,317)
 Research and development                     (38,839)     (34,506)     (125,761)      (5,435)
 General and administrative                   (28,661)     (34,257)      (79,239)     (97,011)
 Employee profit sharing                          261      (16,797)       (7,902)     (42,956)
 Other operating expense, net                  (1,154)       5,230        (6,289)        (600)
 Equity in income (loss) from affiliates          (34)           -            51            -
-----------------------------------------------------------------------------------------------
Income from operations                         49,473      126,869       202,174      402,397
-----------------------------------------------------------------------------------------------

  Interest(expense) income, net                (3,282)       7,886      (130,371)       4,548
  Foreign exchange gain (loss), net            (4,357)      13,968       (13,421)      (4,968)
  Other non-operating income (expense), net    (9,756)          22        (8,134)          13
-----------------------------------------------------------------------------------------------
Income before income taxes                     32,078      148,745        50,248      401,990
-----------------------------------------------------------------------------------------------
Income tax benefit (expense)                  (13,089)     (34,780)       18,301     (103,431)
-----------------------------------------------------------------------------------------------
Income before minority interest                18,989      113,965        68,549      298,559
-----------------------------------------------------------------------------------------------
Minority interest                                 359         (270)         (374)      (1,321)
-----------------------------------------------------------------------------------------------
Net income                                     19,348      113,695        68,175      297,238
-----------------------------------------------------------------------------------------------
  Earnings per share
-----------------------------------------------------------------------------------------------
    Basic
     Common                                    0.0254       0.1486        0.0897       0.3883
     Preferred                                 0.0280       0.1635        0.0986       0.4271

    Diluted
     Common                                    0.0253       0.1477        0.0893       0.3858
     Preferred                                 0.0278       0.1624        0.0982       0.4244
-----------------------------------------------------------------------------------------------
  Weighted average shares (thousands of shares)
-----------------------------------------------------------------------------------------------
    Basic
     Common                                   242,544      242,544       242,544      242,544
     Preferred                                471,349      474,995       470,767      475,411

    Diluted
     Common                                   242,544      242,544       242,544      242,544
     Preferred                                474,685      479,405       473,820      479,822
-----------------------------------------------------------------------------------------------
Earnings per share - ADS basic (US$)           0.1119        0.6539       0.3945       1.7085
-----------------------------------------------------------------------------------------------
Earnings per share - ADS diluted (US$)         0.1113        0.6498       0.3928       1.6977
-----------------------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                In thousands of U.S.dollars except per share data


                                                                 Three months ended    Nine months ended
                                                                  on September 30,      on September 30,
                                                                    2003       2004      2003      2004
 Operating activities
----------------------------------------------------------------------------------------------------------
    Net income                                                      19,348    113,695     68,175   297,238
    Adjustments to reconcile net income to net cash
      provided by(used in) operating activities:
      Depreciation and amortization                                 15,921     15,407     47,922    44,250
      Allowance for doubtful accounts                                 (131)    (2,086)     2,780    (1,180)
      Provision for inventory obsolescence                         (10,556)    14,014     (5,849)   28,024
      Deferred income taxes                                         11,793     (4,454)   (27,306)    6,447
      Foreign exchange loss(gain), net                               4,357    (13,968)    13,421     4,968
      Loss (gain) on disposition of assets                             394        (22)      (733)       41
      Equity in income (loss) from affiliates                            -          -        (50)        -
      Interest accrued in excess of interest paid (paid in           8,847      4,308     14,502    (9,190)
      excess of accrued)
      Minority interests                                              (360)       270        373     1,321
      Other                                                           (568)    (2,225)    (1,790)   (3,263)
--------------------------------------------------------------------------------------------------------------
                                                                    49,045    124,939    111,445   368,656
--------------------------------------------------------------------------------------------------------------
 Changes in assets and liabilities:                               (215,073)  (181,204)  (310,635) (176,629)
--------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) operating activities              (166,028)   (56,265)  (199,190)  192,027
--------------------------------------------------------------------------------------------------------------
 Investing activities
--------------------------------------------------------------------------------------------------------------
    Purchase of property, plant and equipment                      (10,734)   (12,816)   (42,109)  (34,058)
    Net additions to investments                                         -     (7,193)         -   (51,444)
    Proceeds from sale of property, plant and equipment                 65         37      2,315       131
--------------------------------------------------------------------------------------------------------------
 Net cash used in investing activities                             (10,669)   (19,972)   (39,794)  (85,371)
--------------------------------------------------------------------------------------------------------------
 Financing activities
--------------------------------------------------------------------------------------------------------------
    Repayment of loans                                             (24,582)  (118,314)  (299,594) (592,588)
    Proceeds from borrowings                                       250,163    252,570    794,571   729,721
    Proceeds from issuance of shares                                 1,593        779      1,750     2,506
    Dividends and/or Interest on capital paid                      (24,469)   (51,523)   (63,033) (128,459)
    Payments on capital lease obligations                           (2,250)      (899)    (6,388)   (3,806)
--------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities               200,455     82,613    427,306     7,374
--------------------------------------------------------------------------------------------------------------
 Effect of exchange rate changes on cash                           (10,762)    49,262     36,190     9,575
--------------------------------------------------------------------------------------------------------------
 Net increase (decrease) in cash and equivalents                    12,996     55,638    224,512   123,605
--------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, beginning of period                    868,338  1,333,787    656,822 1,265,820
--------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                          881,334  1,389,425    881,334 1,389,425
--------------------------------------------------------------------------------------------------------------